SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Interim Financial Statements

(unaudited)

Net Serviços de Comunicação S.A.

June 30, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Interim financial statements

(unaudited)

June 30, 2011

A free translation from Portuguese into English of Independent Auditor’s Review Report on individual and consolidated interim financial information

INDEPENDENT AUDITOR’S REVIEW REPORT

To the Board of Directors and Stockholders of

Net Serviços de Comunicação S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim financial information contained in the Quarterly Information Form (ITR) of Net Serviços de Comunicação S.A. (“Company”) for the quarter ended June 30, 2012, comprising the balance sheet as at June 30, 2012 and the related income statement for the three and six-month periods then ended and the statement of changes in equity and cash flow statement for the six-month period then ended, including accompanying notes.

Management is responsible for the preparation of the individual interim financial information in accordance with Accounting Pronouncement CPC 21 – Interim Financial Reporting, and of the consolidated interim financial information in accordance with CPC 21 and with the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of Quarterly Information (ITR), and presented consistently with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of Quarterly Information (ITR), and presented consistently with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Interim statements of value added

We have also reviewed the individual and consolidated interim statement of value added for the six-month period ended June 30, 2012, preparation of which management is responsible for, whose presentation in the interim financial information is required by standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to preparation of Quarterly Information (ITR), and as supplementary information under IFRS, whereby no statement of value added presentation is required. These statements have been subjected to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that the interim statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, July 24, 2012.

Ernst & Young Terco Auditores Independentes S.S.

CRC-2SP015199/O-6

Leonardo Amaral Donato

Accountant CRC-1RJ090794/O-0 ‘S’ SP

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of comprehensive income (unaudited)

For the three-month period ended June 30, 2012 and 2011

(In thousands of reais, except for earnings per share)

		Controlling Company
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2012	2011	2012	2011
Net revenues	4	999,602	841,391	1,978,096	1,668,541
Cost of services rendered	5/7	(636,010)	(522,713)	(1,234,712)	(1,032,355)
Gross profit		363,592	318,678	743,384	636,186

Operating expenses
Selling expenses	7	(137,622)	(102,073)	(261,891)	(195,052)
General and administrative expenses	7	(121,152)	(128,357)	(247,508)	(256,490)
Other	7	(14,631)	(4,845)	(28,276)	(5,596)
		(273,405)	(235,275)	(537,675)	(457,138)

Investments in subsidiaries
Equity pickup	13	70,306	87,999	131,244	151,422
		70,306	87,999	131,244	151,422

Operating profit		160,493	171,402	336,953	330,470

Finance results
Finance expenses	6	(143,426)	(56,572)	(200,502)	(121,596)
Finance income	6	21,209	31,475	50,176	69,872
		(122,217)	(25,097)	(150,326)	(51,724)

Profit before income taxes and social contribution		38,276	146,305	186,627	278,746

Income tax
Current	12	(82)	(2,249)	1,762	(2,502)
Deferred	12	(8,627)	(19,128)	(44,224)	(44,805)
		(8,709)	(21,377)	(42,462)	(47,307)
Profit for the period		29,567	124,928	144,165	231,439

Basic and diluted earnings per share – common	24	0.08	0.34	0.39	0.63
Basic and diluted earnings per share – preferred	24	0.09	0.38	0.43	0.70

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of comprehensive income (unaudited)

Three- and six-month periods ended June 30, 2012 and 2011

(In thousands of reais)

		Consolidated
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2012	2011	2012	2011
Net revenues	4	1,927,273	1,628,940	3,765,779	3,192,831
Cost of services rendered	5/7	(1,231,146)	(1,015,149)	(2,400,491)	(2,000,759)
Gross profit		696,127	613,791	1,365,288	1,192,072

Operating expenses
Selling expenses	7	(221,694)	(173,325)	(420,742)	(331,237)
General and administrative expenses	7	(244,086)	(221,333)	(478,604)	(427,987)
Other	7	(24,159)	(12,935)	(52,327)	(24,723)
		(489,939)	(407,593)	(951,673)	(783,947)

Operating profit		206,188	206,198	413,615	408,125

Finance results
Finance expenses	6	(193,439)	(74,003)	(265,667)	(161,146)
Finance income	6	32,292	45,132	71,666	89,321
		(161,147)	(28,871)	(194,001)	(71,825)

Profit before income taxes and social contribution		45,041	177,327	219,614	336,300

Income tax
Current	12	(27,305)	(35,043)	(43,193)	(56,102)
Deferred	12	11,831	(17,356)	(32,256)	(48,759)
		(15,474)	(52,399)	(75,449)	(104,861)
Profit for the period		29,567	124,928	144,165	231,439

The Company has no other comprehensive results that should be included in these income statements.

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Balance sheets

(In thousands of reais)

		Controlling company		Consolidated
	Notes	06/30/2012 (unaudited)	12/31/2011	06/30/2012 (unaudited)	12/31/2011
ASSETS
Current
Cash and cash equivalents	8	25,226	391,638	188,604	721,178
Trade accounts receivable	9	320,271	260,718	613,735	507,711
Inventories	10	33,309	23,435	67,890	53,135
Related parties	20	24,920	18,502	-	-
Programming receivable from subsidiaries	20	37,234	33,933	-	-
Recoverable taxes	12	55,695	91,633	63,182	115,717
Prepaid expenses		29,614	18,936	41,877	29,736
Interest on equity	20	25,178	66,096	-	-
Prepaid rights for use	20	119,808	120,804	168,443	169,844
Other current assets		10,962	14,835	24,362	24,174
Total current assets		682,217	1,040,530	1,168,093	1,621,495

Non-current
Long-term receivables
Judicial deposits	11	70,352	60,003	118,204	97,338
Related parties	20	76,364	181,633	-	-
Deferred taxes	12	-	-	312,850	301,495
Recoverable taxes	12	4,060	4,060	5,589	5,589
Prepaid rights for use	20	166,153	225,802	233,599	317,463
Other non-current assets		3,251	4,079	5,907	9,288
		320,180	475,577	676,149	731,173

Investments	13	1,088,167	1,385,460	-	-
Property, plant and equipment	14	2,644,523	2,242,860	4,789,918	4,122,766
Intangible assets	15	2,381,353	2,394,812	2,428,324	2,449,966

Total non-current assets		6,434,223	6,498,709	7,894,391	7,303,905

Total assets		7,116,440	7,539,239	9,062,484	8,925,400

		Controlling company		Consolidated
	Notes	06/30/2012 (unaudited)	12/31/2011	06/30/2012 (unaudited)	12/31/2011
LIABILITIES
Current
Trade accounts payable	16	364,577	351,431	617,604	586,489
Accounts payable – programming suppliers	17	118,448	112,187	184,675	172,345
Taxes payable		26,427	33,772	79,258	94,435
Payroll and related charges		129,469	167,359	193,287	237,202
Debt	18	77,748	230,731	141,125	294,968
Related parties	20	82,008	74,889	100,671	84,490
Income taxes and social contribution		-	-	8,033	-
Copyright payable	19	131,844	116,954	160,977	145,462
Deferred revenues	20	116,347	117,699	204,353	207,299
Unrealized losses on derivatives	25/26	5,883	12,527	5,883	12,527
Other current liabilities		15,489	9,778	32,853	21,753
Total current liabilities		1,068,240	1,227,327	1,728,719	1,856,970

Non-current
Deferred taxes	12	74,114	29,890	74,114	30,503
Debt	18	1,005,556	1,394,159	1,355,329	1,874,414
Deferred revenues	20	171,836	230,287	301,979	404,636
Related parties	20	611	22,851	680,000	-
Provisions	21	450,265	427,126	576,525	551,278
Other non-current liabilities		13,814	19,760	13,814	19,760
Total non-current liabilities		1,716,196	2,124,073	3,001,761	2,880,591

Equity
Share capital	22	5,599,320	5,599,320	5,599,320	5,599,320
Capital reserves	22	153,168	153,168	153,168	153,168
Accumulated deficit		(1,420,484)	(1,564,649)	(1,420,484)	(1,564,649)
		4,332,004	4,187,839	4,332,004	4,187,839

Total liabilities and equity		7,116,440	7,539,239	9,062,484	8,925,400

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of changes in equity (unaudited)

Six-month periods ended  June 30, 2012 and 2011

(In thousands of reais)

	Number of shares (thousands)		Capital stock			Capital reserves
	Common	Preferred	Subscribed	To be paid in	Paid in	Share premium	Special goodwill reserve	Share premium	Accumulated deficit	Total
Balances on December 31, 2010	114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(1,937,822)	3,814,666

Profit for the period	-	-	-	-	-	-	-	-	231,439	231,439

Balances on June 30, 2011	114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(1,706,383)	4,046,105

Balances on December 31, 2011	114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(1,564,649)	4,187,839

Profit for the period	-	-	-	-	-	-	-	-	144,165	144,165

Balances on June 30, 2012	114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(1,420,484)	4,332,004

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of cash flow (unaudited)

Six-month period ended June 30, 2012 and 2011

(In thousands of reais)

	Controlling company		Consolidated
	Six-month period ended June 30,		Six-month period ended June 30,
	2012	2011	2012	2011
Net cash flows from operating activities
Profit for the year	144,165	231,439	144,165	231,439
Adjustments to reconcile profit for the year to cash flow from operating activities
Equity pick-up	(131,244)	(151,422)	-	-
Monetary and exchange rate variations, net	63,043	(63,732)	84,829	(66,276)
Interest expense on borrowing	66,368	90,573	87,595	103,581
Depreciation and amortization	355,933	293,268	615,641	508,883
Losses on derivative financial instruments	(776)	42,819	(776)	42,819
Deferred income taxes and social contribution	44,224	44,805	32,256	48,759
Loss (gain) on disposal of property, plant and equipment	589	(499)	2,092	(617)
Provisions	8,826	8,195	14,664	14,596

Increase/decrease in operating assets and liabilities
(Increase) decrease in trade accounts receivable	(59,553)	(38,521)	(106,024)	(82,711)
(Increase) decrease in inventories	(9,874)	(8,304)	(14,755)	(14,257)
(Increase) decrease in recoverable taxes	55,718	24,940	80,471	29,487
(Increase) decrease in prepaid expenses	(10,678)	(397)	(12,141)	(1,156)
(Increase) decrease in other assets	25,552	(5,082)	(17,671)	(9,638)
Increase (decrease) in suppliers and programming	19,407	29,720	43,445	57,796
Increase (decrease) in fiscal obligations	(7,344)	(683)	(7,144)	1,397
Increase (decrease) in payroll and related charges	(37,890)	5,476	(43,915)	14,570
Increase (decrease) in deferred revenues	(59,804)	(60,585)	(105,602)	(107,217)
Increase (decrease) in provisions and other accounts payable	11,078	(27,443)	13,881	(32,599)
Dividend received	576,600	-	-	-
Net cash provided by operating activities	1,054,340	414,567	811,011	738,856

Cash flow from investing activities
Acquisition of business, net of cash received	(1,043)	-	(1,043)	-
Acquisition of property, plant and equipment and intangible assets	(684,693)	(343,647)	(1,179,355)	(610,456)
Cash proceeds from sale of property, plant and equipment	93	988	100	1,808
Net cash used in investing activities	(685,643)	(342,659)	(1,180,298)	(608,648)

Cash flow from financing activities
Debt
Proceeds	3,383	17,432	7,057	69,902
Repayments of principal	(604,858)	(259,472)	(755,320)	(302,782)
Repayments of interest	(74,434)	(93,609)	(95,024)	(106,719)

Related parties
Proceeds	329,282	10,016	680,000	-
Payments	(388,482)	(75,502)	-	-
Net cash used in financing activities	(735,109)	(401,135)	(163,287)	(339,599)

Net decrease in cash and cash equivalents	(366,412)	(329,227)	(532,574)	(209,391)

Cash and cash equivalents at the beginning of the period	391,638	601,014	721,178	821,560
Cash and cash equivalents at the end of the period	25,226	271,787	188,604	612,169
	(366,412)	(329,227)	(532,574)	(209,391)

Supplementary disclosure of cash flow information
Income taxes and social contribution paid	339	1,579	33,489	51,744

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Value added statements (unaudited)

Six-month period ended June 30, 2012 and 2011

 (In thousands of reais)

	Controlling company		Consolidated
	Six-month period ended June 30,		Six-month period ended June 30,
	2012	2011	2012	2011
1. Generation of value added
Rendering of services	2,393,422	2,011,249	4,557,515	3,855,014
Other revenues	11,209	2,523	17,363	4,317
Revenue from the construction of own assets	9,997	14,213	13,503	14,996
Allowance for doubtful accounts	(23,898)	(13,783)	(38,158)	(25,461)
	2,390,730	2,014,202	4,550,223	3,848,866
2. ( - ) Inputs
Cost of services rendered	(502,104)	(443,924)	(1,048,224)	(907,168)
Materials, energy and other outsourced services	(464,982)	(377,088)	(976,328)	(789,201)
Other	(33,291)	(9,281)	(46,900)	(15,549)
	(1,000,377)	(830,293)	(2,071,452)	(1,711,918)

3. Gross value added (1-2)	1,390,353	1,183,909	2,478,771	2,136,948

4. (-) Depreciation and amortization	(355,933)	(293,268)	(615,641)	(508,883)

5. Net value added generated (3-4)	1,034,420	890,641	1,863,130	1,628,065

6. Transferred value added received
Equity pick-up	131,244	151,422	-	-
Finance income	50,559	108,612	75,710	124,598
	181,803	260,034	75,710	124,598

7. Net value added for distribution(5+6)	1,216,223	1,150,675	1,938,840	1,752,663

8. Distribution of value added
Personnel:
Direct Compensation	204,863	204,931	302,142	290,422
Benefits	44,760	43,839	73,863	69,980
FGTS	15,248	12,960	22,596	18,958
Other	7,945	7,562	12,817	11,378
	272,816	269,292	411,418	390,738
Government:
Federal	220,782	179,669	424,817	362,544
State	322,171	262,684	590,212	488,073
Municipal	6,149	5,544	8,639	7,672
	549,102	447,897	1,023,668	858,289
Third party capital:
Finance income and expenses	111,089	142,348	159,429	172,681
Rental	58,002	57,445	101,066	95,329
Monetary and foreign exchange rate variations	81,049	2,254	99,094	4,187
	250,140	202,047	359,589	272,197
Equity:
Profit for the period	144,165	231,439	144,165	231,439
Total	1,216,223	1,150,675	1,938,840	1,752,663

See accompanying notes to the financial statements.

1.      Corporate information

Net Serviços de Comunicação S.A. is a publicly held corporation incorporated under the Brazilian Law. The Company controls a group of cable subscription television companies, collectively referred to as “Net Serviços” or “the Company”. Net Serviços de Comunicação S.A.’s shares are traded on the São Paulo Stock Exchange – BM&FBOVESPA (“Bolsa de Valores, Mercadorias e Futuros”) under the code NETC.

In addition to having common and preferred shares on the BM&FBOVESPA, the Company holds preferred shares traded on NASDAQ as “American Depositary Shares” – ADS in the United States of America and is subject to the Securities and Exchange Commission – SEC regulations. Each ADS represents 1 preferred share traded under the code NETC.

The Company also has preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore subject to the regulations of the Spanish Comisión Nacional del Mercado de Valores – CNMV.

The Company is located in Brazil and its headquarters are located at Verbo Divino Street, 1356 in São Paulo, São Paulo state.

The Company offers cable television services under “NET” brand name and high-speed Internet access under “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Telmex Internacional S.A.B. de C.V. (Telmex), jointly provide voice services under “NET FONE VIA EMBRATEL (NetFone)” brand name.

The Company signed an agreement with BM&FBOVESPA to adopt differentiated corporate governance practices, thus becoming eligible for a Level 2 listing, which was created to distinguish a select group of companies committed to differentiated corporate governance practices. The Company’s annual and quarterly financial statements meet the additional requirements of BM&FBOVESPA. Under the Company’s articles of incorporation, disputes and controversies arising from or related to their social status, the Regulation of Level 2, the provisions of the Brazilian Corporate Law, the standards published by National Monetary Council, the Central Bank of Brazil and the Brazilian Securities Commission, the Regulations of the BM&FBOVESPA and other rules applicable to the operation of the capital market in general should be resolved by arbitration to be conducted as per the regulations of the Market Arbitration Committee set up by BM&FBOVESPA (Arbitration clause).

2.    Basis of preparation and presentation of the interim financial statements

The  Company’s interim financial statements for the three-month period ended June 30, 2012 and 2011 were prepared and presented in accordance with accounting practices adopted in Brazil, which include the provisions of the Brazilian Corporate Law, the pronouncements issued by the Committee Accounting Pronouncements - CPC and regulations issued by the Securities and Exchange Commission - CVM, which are in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board - IASB, except for the measurement of investments in subsidiaries recorded by the equity method in the controlling company’s interim financial statements.

The interim financial statements for the three-month period ended March 31, 2012 and 2011 were prepared in accordance with CPC 21 – Interim Financial Statements and IAS 34 - Interim Financial Reporting (consolidated).

Pronouncements IFRS 9 Financial Instruments: Classification and Measurement, IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Involvement with Other Entities, IFRS 13 Fair Value Measurement, IAS 27 Separate Financial Statements (R) and IAS 28 Investments in Associates and Joint Ventures (R) are effective for annual periods beginning on or after January 1, 2013. The Company understands that the adoption of these standards and interpretations will not impact its financial statements and interim financial statements.

The Company's Board of Directors has power to amend the financial statements after issued. On July 24, 2012, the Board of Directors approved the Company’s individual and consolidated financial statements and authorized disclosure thereof.

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 2 of the financial statements for the year ended December 31, 2011.

3. Accounting practices

The interim financial statements for the three and six month period ended June 30, 2012 have  been prepared based on the same accounting practices disclosed in the note 3 of the financial statements for the year ended 2011.

4. Net revenues

	Controlling Company
	Three-month period ended June 30,		Six-month period ended June 30,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
Gross revenues	1,253,752	1,044,218	2,482,756	2,075,643
Taxes on rendering of services	(212,370)	(172,376)	(415,326)	(342,708)
Discounts and cancellations	(41,780)	(30,451)	(89,334)	(64,394)
Net revenues	999,602	841,391	1,978,096	1,668,541

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
Gross revenues	2,410,754	2,019,902	4,717,248	3,972,913
Taxes on rendering of services	(407,483)	(334,113)	(791,736)	(662,183)
Discounts and cancellations	(75,998)	(56,849)	(159,733)	(117,899)
Net revenues	1,927,273	1,628,940	3,765,779	3,192,831

For the three and six-month periods ended June 30, 2012, the natures of taxes levied on sales have not significantly changed in relation to the disclosures made in the note 4 of the financial statements for the year ended December 31, 2011.

All the Company’s revenues are generated in Brazil.

5. Cost of services rendered

	Controlling Company
	Three-month period ended June 30,		Six-month period ended June 30,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)

Programming costs	(198,740)	(160,504)	(395,554)	(318,487)
Materials and maintenance	(12,751)	(8,315)	(22,423)	(16,318)
Personnel	(74,493)	(67,723)	(145,248)	(139,189)
Pole rental	(18,272)	(13,748)	(33,984)	(26,702)
Depreciation	(122,289)	(92,062)	(237,912)	(179,286)
Amortization	(29,823)	(29,662)	(59,651)	(59,324)
Third party service	(80,823)	(52,483)	(151,499)	(100,495)
Network electrical power	(9,453)	(6,560)	(17,840)	(13,170)
Telecommunications	(47,351)	(56,786)	(89,725)	(112,227)
Other	(42,015)	(34,870)	(80,876)	(67,157)
	(636,010)	(522,713)	(1,234,712)	(1,032,355)

5. Cost of services rendered – continued

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)

Programming costs	(431,438)	(361,652)	(863,538)	(717,342)
Materials and maintenance	(26,035)	(17,664)	(47,890)	(33,601)
Personnel	(122,883)	(110,337)	(240,226)	(224,150)
Pole rental	(29,660)	(21,005)	(52,960)	(40,367)
Depreciation	(233,786)	(184,289)	(459,069)	(359,822)
Amortization	(41,763)	(41,575)	(83,530)	(83,151)
Third party service	(171,247)	(120,083)	(322,962)	(233,505)
Network electrical power	(14,906)	(10,550)	(27,708)	(20,773)
Telecommunications	(82,830)	(85,346)	(157,709)	(167,736)
Other	(76,598)	(62,648)	(144,899)	(120,312)
	(1,231,146)	(1,015,149)	(2,400,491)	(2,000,759)

6. Finance results

	Controlling Company
	Three-month period ended June 30,		Six-month period ended June 30,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
Finance Income:
Interest on loans to subsidiaries and associated companies	3,739	6,498	9,797	19,538
Interest on cash and cash equivalents	1,617	8,309	8,189	17,663
Interest on prepaid rights for use	9,170	8,694	18,218	17,273
Interest and fines on late monthly payments	6,480	5,634	12,577	10,636
Interest on tax credits	192	2,105	1,345	4,287
Other	11	235	50	475
	21,209	31,475	50,176	69,872
Finance Expenses:
Finance charges on loans and debentures	(26,686)	(36,980)	(59,634)	(76,153)
Monetary exchange rate variation on debt	(71,087)	24,004	(51,491)	42,786
Finance charges and monetary exchange	(34,879)	(3,657)	(44,086)	(12,685)
Finance charges on provisions for contingencies	(11,952)	(7,017)	(28,665)	(14,083)
Losses on derivatives	9,888	(23,407)	776	(42,819)
IOF tax on intercompany transactions	(1,158)	(3,813)	(2,452)	(7,914)
PIS and COFINS taxes on interest income	(393)	(332)	(746)	(628)
Discounts extended	(2,182)	(2,348)	(2,720)	(5,685)
Monetary and exchange variation on suppliers and accounts payable	(4,443)	(1,030)	(6,829)	(1,356)
Other	(534)	(1,992)	(4,655)	(3,059)
	(143,426)	(56,572)	(200,502)	(121,596)
Total	(122,217)	(25,097)	(150,326)	(51,724)

6. Finance results – continued

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
Finance Income:
Interest on cash and cash equivalents	7,560	19,720	21,849	39,856
Interest on prepaid rights for use	12,892	12,223	25,613	24,285
Interest and fines on late monthly payments	11,612	10,053	22,442	18,946
Interest on tax credits	214	2,425	1,709	4,962
Other	14	711	53	1,272
	32,292	45,132	71,666	89,321
Finance Expenses:
Finance charges on loans and debentures	(32,316)	(43,453)	(72,294)	(89,353)
Monetary exchange rate variation on debt	(71,229)	24,004	(51,633)	42,786
Finance charges and monetary exchange	(73,658)	(9,968)	(88,113)	(25,056)
Finance charges on provisions for contingencies	(10,814)	(9,086)	(29,383)	(18,228)
Losses on derivatives	9,888	(23,407)	776	(42,819)
IOF tax on intercompany transactions	(1,509)	(4,689)	(3,002)	(11,224)
PIS and COFINS taxes on interest income	(706)	(604)	(1,349)	(1,136)
Discounts extended	(4,962)	(4,053)	(7,667)	(9,619)
Monetary and exchange variation on suppliers and accounts payable	(5,888)	(678)	(5,584)	(982)
Other	(2,245)	(2,069)	(7,418)	(5,515)
	(193,439)	(74,003)	(265,667)	(161,146)
Total	(161,147)	(28,871)	(194,001)	(71,825)

7. Expenses by nature

The Company presents its income statements by function. The table below shows details by nature:

	Controlling Company
	Three -month period ended June 30,		Six-month period ended June 30,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
Programming costs	(198,740)	(160,504)	(395,554)	(318,487)
Other costs	(115,250)	(108,183)	(216,431)	(211,900)
Third party service	(189,380)	(126,915)	(355,773)	(237,319)
Depreciation and amortization	(179,808)	(149,469)	(355,933)	(293,268)
Payroll expenses	(152,080)	(145,854)	(303,319)	(294,288)
Other	(74,157)	(67,063)	(145,377)	(134,231)
	(909,415)	(757,988)	(1,772,387)	(1,489,493)
Classified as:
Cost of services rendered	(636,010)	(522,713)	(1,234,712)	(1,032,355)
Selling expenses	(137,622)	(102,073)	(261,891)	(195,052)
General and administrative expenses	(121,152)	(128,357)	(247,508)	(256,490)
Other	(14,631)	(4,845)	(28,276)	(5,596)
	(909,415)	(757,988)	(1,772,387)	(1,489,493)

7. Expenses by nature – continued

	Consolidated
	Three -month period ended June 30,		Six-month period ended June 30,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
Programming costs	(431,438)	(361,652)	(863,538)	(717,342)
Other costs	(201,466)	(173,286)	(375,384)	(335,901)
Third party service	(336,421)	(236,709)	(627,332)	(450,791)
Depreciation and amortization	(309,675)	(259,347)	(615,641)	(508,883)
Payroll expenses	(226,914)	(212,780)	(452,036)	(426,839)
Other	(215,171)	(178,968)	(418,233)	(344,950)
	(1,721,085)	(1,422,742)	(3,352,164)	(2,784,706)
Classified as:
Cost of services rendered	(1,231,146)	(1,015,149)	(2,400,491)	(2,000,759)
Selling expenses	(221,694)	(173,325)	(420,742)	(331,237)
General and administrative expenses	(244,086)	(221,333)	(478,604)	(427,987)
Other	(24,159)	(12,935)	(52,327)	(24,723)
	(1,721,085)	(1,422,742)	(3,352,164)	(2,784,706)

8.  Cash and cash equivalents

	Controlling company		Consolidated
	06/30/2012 (unaudited)	12/31/2011	06/30/2012 (unaudited)	12/31/2011
Cash and banks	6,148	15,447	10,963	32,346
Banking deposit certificates	3,131	3,334	23,381	3,417
Investment funds	15,947	372,857	154,260	685,415
	25,226	391,638	188,604	721,178

The decrease in cash and cash equivalents in the period is due mainly to acquisition of fixed assets and intangibles and the additional information relating to this note has not been significantly changed in relation to the disclosures made in note 8 of the financial statements for the year ended December 31, 2011.

9. Trade receivables

	Controlling company		Consolidated
	06/30/2012 (unaudited)	12/31/2011	06/30/2012 (unaudited)	12/31/2011
Trade receivables	361,427	293,046	682,331	565,709
(-) Allowance for doubtful accounts	(41,156)	(32,328)	(68,596)	(57,998)
	320,271	260,718	613,735	507,711

Breakdown of trade receivables is as follows:

	Controlling company		Consolidated
	06/30/2012 (unaudited)	12/31/2011	06/30/2012 (unaudited)	12/31/2011
Due	196,036	155,925	371,709	308,956

Overdue:
Up to 30 days	105,778	88,726	203,027	168,521
31 – 60 days	15,886	12,479	29,295	21,807
61 – 90 days	11,469	9,768	20,298	17,797
91- 180 days	32,258	26,148	58,002	48,628
	361,427	293,046	682,331	565,709

The continuity schedule of the allowance for doubtful accounts is shown below:

	Controlling	Consolidated
Balances at December 31, 2011	(32,328)	(57,998)
Credits provisioned during the period (unaudited)	(23,898)	(38,158)
Credits written off during the period (unaudited)	15,070	27,560
Balances at June 30, 2012 (unaudited)	(41,156)	(68,596)

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 9 of the financial statements for the year ended December 31, 2011.

10. Inventories

	Controlling company		Consolidated
	06/30/2012 (unaudited)	12/31/2011	06/30/2012 (unaudited)	12/31/2011
Material for network maintenance	21,514	11,551	26,617	17,626
Material for technical assistance	11,795	11,884	41,273	35,509
	33,309	23,435	67,890	53,135

During the three and six-month periods ended June 30, 2012, R$12,751 and R$22,423, respectively, (R$8,315 and R$16,318 during the three and six-month periods ended June 30, 2011) consumed for materials related to maintenance of networks and technical assistance, which were recorded in cost of services rendered in the controlling company and R$26,035 and R$47,890 (R$17,664 and R$33,601 during the three and six-month periods ended June 30, 2011) in the consolidated (unaudited).

11. Judicial deposits

The Company has judicial deposits related to labor, civil, tax and social security claims, as follows:

	Controlling company		Consolidated
	06/30/2012 (unaudited)	12/31/2011	06/30/2012 (unaudited)	12/31/2011
Labor	9,155	7,043	15,586	11,927
Civil	3,888	2,261	7,523	4,036
Lease of poles and ducts	27,761	25,934	27,761	25,934
Copyrights – ECAD	10,752	7,580	40,232	33,682
Tax	18,796	17,185	27,102	21,759
	70,352	60,003	118,204	97,338

12. Income tax

a.    Income tax and social contribution

	Controlling Company
	Three-month period ended June 30,		Six-month period ended June 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Current income tax and social contribution expenses	(82)	(2,249)	1,762	(2,502)

Deferred income tax and social contribution on:
Temporary differences:
-Provisions and other	43,927	12,743	16,708	5,134
-Fiscal credits on Goodwill	(34,263)	(24,552)	(68,526)	(41,327)
- Amortization of intangible and property, plant and equipment	4,097	4,015	8,187	8,037
- Estimated average tax rate	(22,388)	(11,334)	(593)	(16,649)
Total deferred income tax	(8,627)	(19,128)	(44,224)	(44,805)
Tax expenses	(8,709)	(21,377)	(42,462)	(47,307)

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Current income tax and social contribution expenses	(27,305)	(35,043)	(43,193)	(56,102)

Deferred income tax and social contribution on:
Tax losses and negative tax basis of social contribution	(11,608)	(13,963)	(23,455)	(22,808)
Temporary differences:
-Provisions and other	57,722	16,042	24,068	5,453
-Fiscal credits on Goodwill	(34,263)	(24,552)	(68,526)	(41,327)
- Amortization of intangible and property, plant and equipment	4,097	4,015	8,187	8,037
- Estimated average tax rate	(4,117)	1,102	27,470	1,886
Total deferred income tax	11,831	(17,356)	(32,256)	(48,759)
Tax expenses	(15,474)	(52,399)	(75,449)	(104,861)

The income taxes and social contribution expense was calculated based on the estimated annual tax average rate of 22.75% in the case of the controlling company’s interim financial statements and 34.36% in the case of the consolidated interim financial statements.

12. Income tax – continued

a.    Income tax and social contribution – continued

Amounts reported as income tax expense in the income statements are reconciled to the statutory rates as follows:

	Controlling Company
	Three-month period ended June 30,		Six-month period ended June 30,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)

Profit before income taxes and social contribution	38,276	146,305	186,627	278,746

Income taxes and social contribution at the nominal rate of 34%	(13,014)	(49,744)	(63,453)	(94,774)

(Additions) / exclusions:
Income tax and social contribution on equity	23,904	29,919	44,623	51,483
Income tax and social contribution on nondeductible expenses	(251)	(183)	(700)	(701)

Other reconciling items:
Unrecorded current year tax losses	3,198	5,047	(22,051)	(923)
Offsetting of tax losses and negative basis for social contribution taxes, for which deferred tax asset was not recognized in previous year	-	998	-	998
Recognition of deferred income taxes and social contribution on temporary differences, including temporary differences originating from previous year	(22,515)	(7,495)	(2,694)	(3,218)
Other	(31)	81	1,813	(172)
Income tax and social contribution for the period	(8,709)	(21,377)	(42,462)	(47,307)
Effective tax rate	(22,75%)	(14,61%)	(22,75%)	(16,97%)

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)

Profit before income taxes and social contribution	45,041	177,327	219,614	336,300

Income taxes and social contribution at the nominal rate of 34%	(15,314)	(60,291)	(74,668)	(114,342)

(Additions) / exclusions:
Income taxes and social contribution equity
Income taxes and social contribution on permanently nondeductible expenses	(356)	(458)	(895)	(1,100)

Other reconciling items:
Unrecorded current year tax losses	2,951	4,270	(23,591)	(2,364)
Offsetting of tax losses and negative basis for social contribution taxes, for which deferred tax asset was not recognized in previous year	575	998	(4,250)	998
Recognition of deferred income taxes and social contribution on temporary differences, including temporary differences originating from previous year	(3,801)	2,450	25,125	11,254
Other	471	632	2,830	693
Income taxes and social contribution for the period	(15,474)	(52,399)	(75,449)	(104,861)
Effective rate	(34,36%)	(29,55%)	(34,36%)	(31,18%)

12. Income tax – continued

b.    Deferred and recoverable tax

	Controlling company		Consolidated
	06/30/2012 (unaudited)	12/31/2011	06/30/2012 (unaudited)	12/31/2011
Recoverable tax:
Withhold income tax	8,543	32,529	9,918	46,870
Recoverable Federal tax	17,051	33,882	22,436	43,250
Recoverable State tax	32,926	28,268	34,537	29,889
Other	1,235	1,014	1,880	1,297
	59,755	95,693	68,771	121,306
Current	55,695	91,633	63,182	115,717
Non-current	4,060	4,060	5,589	5,589

Deferred taxes:

Income taxes and Social contribution assets:
Net operating losses carryforward	-	-	233,161	256,616
Temporary differences
Provisions	128,272	122,721	148,042	139,903
Allowance for doubtful accounts	15,035	12,033	25,627	22,184
Provision for profit sharing	19,411	40,110	26,548	52,676
Foreign exchange and derivative losses	2,000	4,259	2,000	4,259
Property, equipment, inventories and trade accounts payables	69,207	38,068	83,299	42,994
Estimated average tax rate and other	46	307	28,144	361
	233,971	217,498	313,660	262,377

	233,971	217,498	546,821	518,993

Income taxes and Social contribution liabilities:
Temporary differences
Tax credit on goodwill	(165,053)	(96,528)	(165,053)	(96,528)
Intangible	(143,792)	(152,415)	(143,792)	(152,415)
Property, plant and equipment	1,108	1,548	1,108	1,548
Other	(348)	7	(348)	(606)
	(308,085)	(247,388)	(308,085)	(248,001)

	(74,114)	(29,890)	238,736	270,992

Non-current assets	-	-	312,850	301,495
Non-current liabilities	(74,114)	(29,890)	(74,114)	(30,503)
	(74,114)	(29,890)	238,736	270,992

12. Income tax – continued

b.          Deferred and recoverable tax – continued

	Controlling company	Consolidated
Changes in deferred income tax and social contribution deferred assets	Temporary differences	Net operating losses carry forward	Temporary differences	Total
Balances at December 31, 2011	-	256,616	44,879	301,495
Addition (unaudited)	81,842	-	132,751	132,751
Write-offs (unaudited)	(65,962)	(23,455)	(82,061)	(105,516)
Reclassification of deferred tax liabilities	(15,880)	-	(15,880)	(15,880)
Balances at June 30, 2012 (unaudited)	-	233,161	79,689	312,850

Changes in deferred income tax and social contribution deferred liabilities	Controlling company	Consolidated
	Temporary Differences
Balances at December 31, 2011	29,890	30,503
Addition (unaudited)	68,280	68,280
Write-offs (unaudited)	(8,176)	(8,789)
Reclassification of deferred tax assets	(15,880)	(15,880)
Balances at June 30, 2012 (unaudited)	74,114	74,114

Estimated realization of deferred tax assets on June 30, 2012 is determined based on the projection of future taxable income, as follows (unaudited):

	Controlling company	Consolidated
2012	174,811	280,244
2013	18,528	92,827
2014	8,844	70,720
2015	7,671	45,095
2016 to 2021	24,117	57,935
	233,971	546,821

12. Income tax – continued

b.   Deferred and recoverable tax – continued

The Company has net operating losses to offset 30% of the annual taxable income, without expiration, for the following amounts:

Controlling company						Consolidated
06/30/2012 (unaudited)			12/31/2011			06/30/2012 (unaudited)			12/31/2011
Income taxes	Social contribution	Total	Income taxes	Social contribution	Total	Income taxes	Social contribution	Total	Income taxes	Social contribution	Total

Gross amounts

1,634,671	1,961,937	-	1,792,251	2,227,470	-	2,580,106	2,929,175	-	2,803,040	3,258,005	-

Tax credit (25%/9%)

408,668	176,574	585,242	448,063	200,472	648,535	645,027	263,626	908,653	700,760	293,220	993,980

Recognized tax credit

-	-	-	-	-	-	(169,463)	(63,698)	(233,161)	(186,725)	(69,891)	(256,616)

Non-recognized tax credit

408,668	176,574	585,242	448,063	200,472	648,535	475,564	199,928	675,492	514,035	223,329	737,364

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 12 of the financial statements for the year ended December 31, 2011.

13. Investments

Detailed information about the composition, changes as well relevant information of investments are as follows:

a) Continuity schedule of investments

Companies	% Interest	Balaces on 12/31/2011	Additons	Capital increase (unaudited)	Dividends (unaudited)	Equity (unaudited)	Balances on 06/30/2012 (unaudited)
Investments in subsidiaries:
Net São Paulo Ltda.	100%	801,062	-	-	(382,000)	117,675	536,737
Net Rio Ltda.	100%	417,176	-	-	(190,000)	14,541	241,717
Net Brasília Ltda.	100%	111,303	-	97,900	-	548	209,751
Reyc Comércio e Participações Ltda.	100%	40,038	-	50,161	-	(4,166)	86,033
Other	100%	15,881	2	-	(4,600)	2,646	13,929
		1,385,460	2	148,061	(576,600)	131,244	1,088,167

On May 14, 2012, the subsidiaries Net São Paulo Ltda. and Net Rio Ltda., paid dividends to the parent company Net Services in the amount of R$382,000 and R$190,000, respectively. The subsidiaries Net Brasilia Ltda.  and Reyc Comércio e Participação Ltda.  increased its capital using debts they have with the Company as described in note 20.

       b) Information related to subsidiaries (unaudited)

	06/30/2012								06/30/2011
							Effect on the Controlling Company’s results		Effect on the Controlling Company’s results
Subsidiaries:	Quotas (000)	Assets	Liabilities	Equity	Net sales	Net income/(loss) for the period	Three-month period ended June 30, 2012	Six-month period ended June 30, 2012	Three-month period ended June 30, 2011	Six-month period ended June 30, 2011
Net São Paulo Ltda.	43,972	2,056,702	1,519,965	536,737	1,153,913	117,675	59,262	117,675	69,411	115,370
Net Rio Ltda.	20,000,000	916,252	674,535	241,717	540,248	14,541	10,065	14,541	20,241	36,866
Net Brasília Ltda.	18,662,671	315,149	105,398	209,751	146,600	548	4,349	548	77	1,052
Reyc Comércio e Participações Ltda.	3,967	211,938	125,905	86,033	135,573	(4,166)	(4,988)	(4,166)	(2,897)	(4,030)
Other	-	29,452	15,523	13,929	7,701	2,646	1,618	2,646	1,167	2,164
							70,306	131,244	87,999	151,422

In June 2012, the Company acquired 100% of the shares of Net Brasil Serviços de Televisão por Assinatura S.A. ("Net Brasil Serviços") resulting from the split-off of  Net Brasil S.A. for R$1,045 in cash. Net Brasil Serviços has as business purpose, representation, leasing products and accessories, programming and commercial brokerage, and other related services for pay-TV. The transaction resulted in the recognition of intangible assets of indefinite useful life of R$1,043. The acquisition was accounted for using the acquisition method and the financial statements and the results of Net Brasil Serviços were consolidated in the consolidated financial statements of the Company as of June 1, 2012.

14. Property, plant and equipment
	Controlling company
	Distribution plant	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Installations, improvements and properties	Vehicles	Tools	Other	Total
Cost
Balances at December 31, 2011	4,257,254	122,063	28,108	23,651	59,514	2,980	28,445	7,795	4,529,810
Additions (unaudited)	633.969	11.793	27	1.017	325	-	1.523	-	648.654
Transfers (unaudited)	(3.657)	661	-	5	2.991	-	-	-	-
Write-offs (unaudited)	(5.031)	(1.717)	(15)	(13)	-	(778)	-	-	(7.554)
Balances at June 30, 2012 (unaudited)	4.882.535	132.800	28.120	24.660	62.830	2.202	29.968	7.795	5.170.910

Accumulated depreciation
Depreciation rate per annum	8,33 a 20%	20 a 33,33%	10%	10%	4 a 25%	20%	20%	-	-
Balances at December 31, 2011	(2,096,964)	(99,930)	(22,344)	(16,411)	(31,338)	(2,674)	(17,410)	121	(2,286,950)
Additions (unaudited)	(234.667)	(6.269)	(747)	(647)	(1.689)	(50)	(2.240)	-	(246.309)
Write-offs (unaudited)	4.551	1.515	15	13	-	778	-	-	6.872
Balances at June 30, 2012 (unaudited)	(2.327.080)	(104.684)	(23.076)	(17.045)	(33.027)	(1.946)	(19.650)	121	(2.526.387)

Net balances at December 31, 2011	2,160,290	22,133	5,764	7,240	28,176	306	11,035	7,916	2,242,860
Net balances at June 30, 2012 (unaudited)	2.555.455	28.116	5.044	7.615	29.803	256	10.318	7.916	2.644.523

14. Property, plant and equipment – continued

	Consolidated
	Distribution plant	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Installations, improvements and properties	Vehicles	Tools	Other	Total
Cost
Balances at December 31, 2011	8,182,538	150,057	45,550	32,771	98,138	3,903	54,356	8,144	8,575,457
Additions (unaudited)	1,123,324	11,911	116	1,174	556	-	3,157	-	1,140,238
Transfers (unaudited)	(7,540)	939	-	228	6,373	-	-	-	-
Write-offs (unaudited)	(13,457)	(2,346)	(125)	(41)	-	(834)	(12)	-	(16,815)
Balances at June 30, 2012 (unaudited)	9,284,865	160,561	45,541	34,132	105,067	3,069	57,501	8,144	9,698,880

Accumulated depreciation
Depreciation rate per annum	8,33 a 20%	20 a 33,33%	10%	10%	4 a 25%	20%	20%	-	-
Balances at December 31, 2011	(4,178,441)	(124,822)	(36,970)	(21,547)	(53,282)	(3,070)	(35,061)	502	(4,452,691)
Additions (unaudited)	(454,283)	(7,442)	(1,032)	(947)	(3,027)	(150)	(4,013)	-	(470,894)
Transfers (unaudited)	-	-	-	(74)	74	-	-	-	-
Write-offs (unaudited)	11,491	2,131	124	30	-	834	13	-	14,623
Balances at June 30, 2012 (unaudited)	(4,621,233)	(130,133)	(37,878)	(22,538)	(56,235)	(2,386)	(39,061)	502	(4,908,962)

Net balances at December 31, 2011	4,004,097	25,235	8,580	11,224	44,856	833	19,295	8,646	4,122,766
Net balances at June 30, 2012 (unaudited)	4,663,632	30,428	7,663	11,594	48,832	683	18,440	8,646	4,789,918

During the six-month period ended June 30, 2012, the Company did not identify an indication that the property, plant and equipment may be impaired, as required by IAS 36/CPC 01 (R1) Impairment of assets.

15. Intangible assets

	Controlling Company
	Indefinite useful life		Finite useful life
Cost	Goodwill	Licenses	Softwares	Customer portfolio	Other	Total
Balance on December 31, 2011	1,961,405	496,586	416,650	304,367	10,301	3,189,309
Additions (unaudited)	-	-	36,039	-	-	36,039
Additions for business combinations (unaudited)	-	-	-	-	1,043	1,043
Balances at June 30, 2012 (unaudited)	1,961,405	496,586	452,689	304,367	11,344	3,226,391

Accumulated amortization
Amortization rate per annum	-	-	20%	16,67%	20%	-
Balance on December 31, 2011	(212,062)	(59,666)	(280,115)	(240,516)	(2,138)	(794,497)
Additions (unaudited)	-	-	(24,609)	(25,364)	(568)	(50,541)
Balances at June 30, 2012 (unaudited)	(212,062)	(59,666)	(304,724)	(265,880)	(2,706)	(845,038)

Net balance on December 31, 2011	1,749,343	436,920	136,535	63,851	8,163	2,394,812
Net balances at June 30, 2012 (unaudited)	1,749,343	436,920	147,965	38,487	8,638	2,381,353

	Consolidated
	Indefinite useful life		Finite useful life
Cost	Goodwill	Licenses	Softwares	Customer portfolio	Other	Total
Balance on December 31, 2011	1,928,616	438,726	539,103	304,367	16,173	3,226,985
Additions	-	-	39,117	-	-	39,117
Additions for business combinations (unaudited)	-	-	-	-	1,043	1,043
Balances at June 30, 2012 (unaudited)	1,928,616	438,726	578,220	304,367	17,216	3,267,145

Accumulated amortization
Amortization rate per annum	-	-	20%	16,67%	20%	-
Balance on December 31, 2011	(178,742)	(1,806)	(347,972)	(240,516)	(7,983)	(777,019)
Additions	-	-	(35,852)	(25,364)	(586)	(61,802)
Balances at June 30, 2012 (unaudited)	(178,742)	(1,806)	(383,824)	(265,880)	(8,569)	(838,821)

Net balance on December 31, 2011	1,749,874	436,920	191,131	63,851	8,190	2,449,966
Net balances at June 30, 2012 (unaudited)	1,749,874	436,920	194,396	38,487	8,647	2,428,324

The Company assesses the recovery of the carrying value of goodwill and intangible assets with indefinite useful life at the close of each fiscal year. The last assessment performed on December 31, 2011, did not result in any recognizing losses on intangible assets, even applying conservative assumptions in an adverse scenario. On June 30, 2012, the Company did not identify the existence of indicators of impairment in their intangible assets.

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 15 of the financial statements for the year ended December 31, 2011.

16. Trade payables

	Controlling company		Consolidated
	06/30/2012 (unaudited)	12/31/2011	06/30/2012 (unaudited)	12/31/2011
Domestic suppliers	358,576	348,333	542,533	542,303
Foreign suppliers	6,001	3,098	75,071	44,186
	364,577	351,431	617,604	586,489

17.  Trade payables – programming content suppliers

	Controlling company		Consolidated
Description	06/30/2012	12/31/2011	06/30/2012		12/31/2011
Related parties
Net Brasil S.A.	51,654	46,370	109,967		102,146
DLA, Inc (Digital Latin America, LLC).	104	-	2,363	-	-
Globosat Programadora Ltda.	-	-	1,511		-

Third parties	66,690	65,817	70,834		70,199
	118,448	112,187	184,675		172,345

The table below shows programming and related costs incurred:

	Operating results
	Controllling Company
	Three-month period ended June 30,		Six-month period ended June 30,
Companies	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
Related parties
Net Brasil S.A.	(141,601)	(116,769)	(282,576)	(230,048)
DLA, Inc (Digital Latin America, LLC).	(3,724)	-	(3,724)	-

Third parties	(53,415)	(43,735)	(109,254)	(88,439)

	(198,740)	(160,504)	(395,554)	(318,487)

	Operating results
	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
Companies	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
Related parties
Net Brasil S.A.	(307,944)	(258,140)	(616,376)	(511,038)
DLA, Inc (Digital Latin America, LLC).	(11,366)	-	(11,366)	-

Third parties	(112,128)	(103,512)	(235,796)	(206,304)

	(431,438)	(361,652)	(863,538)	(717,342)

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 17 of the financial statements for the year ended December 31, 2011.

18. Debt

			Effective interest rate per annum		Controlling company
	Currency	Nominal interest rate per annum	06/30/2012 (unaudited)	12/31/2011	06/30/2012 (unaudited)			12/31/2011
					Current	Non-current	Total	Current	Non-current	Total
Local currency
Finame	R$	TJLP + 3.15%	9.15%	9.15%	26,249	12,522	38.771	30,805	24,359	55,164
Finame PSI	R$	4.50 to 8.70%	5.11%	5.10%	23,124	88,537	111.661	19,758	97,252	117,010
					49,373	101,059	150.432	50,563	121,611	172,174
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8.57%	24,987	703,554	728.541	23,301	652,321	675,622
Banco Inbursa S.A.	US$	7.88%	9.26%	9.26%	3,388	200,943	204.331	6,519	186,317	192,836
					28,375	904,497	932.872	29,820	838,638	868,458

Total loans and financings					77,748	1,005,556	1.083.304	80,383	960,249	1,040,632

			Debentures
			06/30/2012 (unaudited)	12/31/2011

Non-convertible			-	58,000	-	-	-	150,348	433,910	584,258

Total					77.748	1,005,556	1,083,304	230,731	1,394,159	1,624,890

			Effective interest rate per annum		Consolidated
	Currency	Nominal interest rate per annum	06/30/2012 (unaudited)	12/31/2011	06/30/2012 (unaudited)			12/31/2011
					Current	Non-current	Total	Current	Non-current	Total
Local currency
Finame	R$	TJLP + 3.15%	9.15%	9.15%	51,391	28,869	80.260	64,864	51,550	116,414
Finame PSI	R$	4.50 to 8.70%	5.11%	5.10%	57,971	221,019	278.990	47,644	244,142	291,786
Bank Credit Notes (CCB)– Itaú BBA	R$	CDI + 2.10% a 2.55%	-	12.97%	-	-	-	2,292	120,000	122,292
					109,362	249,888	359.250	114,800	415,692	530,492
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8.57%	24,987	703,554	728.541	23,301	652,321	675,622
Banco Inbursa S.A.	US$	7.88%	9.26%	9.26%	6,776	401,887	408.663	6,519	372,491	379,010
					31,763	1,105,441	1.137.204	29,820	1,024,812	1,054,632

Total loans and financings					141,125	1,355,329	1.496.454	144,620	1,440,504	1,585,124

			Debentures
			06/30/2012 (unaudited)	12/31/2011

Non-convertible			-	58,000	-	-	-	150,348	433,910	584,258

Total					141.125	1,355,329	1,496,454	294,968	1,874,414	2,169,382

On May 18, 2012, the Company settled the Bank Credit Notes issued by Itaú BBA totaling R$121,196, of which R$120,000 refers to the principal amount, R$294 to interest and R$902  to premium paid to Itaú BBA for early settlement, and settled all the public debentures of the 6th issue totaling R$611,792, of which R$580,000 refers to the principal amount, R$30,701 to interest and R$1,091 award paid to bondholders for early settlement. The resources used for these payments were obtained through mutual contracts with the Company's indirect controlling shareholder, as described in note 20.

18. Debt – continued

a)        Costs of debt

Following shown the amortization schedule of the costs of debt:

Year	Banco Inbursa S.A.	Global Notes 2020	Total
2012	146	308	454
2013	310	616	926
2014	336	616	952
2015	364	616	980
2016 - 2020	1,515	2,361	3,876
	2,671	4,517	7,188

The additional information relating to this note has not been significantly changed in relation to the disclosures made in note 18 of the financial statements for the year ended December 31, 2011.

19.  Copyright payable - ECAD

The Company has been discussing amounts required by ECAD (Escritório Central de Arrecadação e Distribuição), an organization which performs as the legal representative of artists and authors in collecting royalties from public music broadcast in Brazil on their behalf and has judicial deposits in the amount of R$10,752 (unaudited), (R$7,580 in December 31, 2011) in the controlling company and R$40,232 (unaudited), (R$33,682 in December 31, 2011) in the consolidated, as disclosed in note 11.

20. Related parties

a)      Management’s compensation

Compensation paid to the Company's management fields of expertise is as follows:

	Controlling Company and Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
Short-term compensation	741	908	1,565	1,879
Long-term compensation	1,843	2,729	3,957	5,233
	2,584	3,637	5,522	7,112

20. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control

The main balances of assets, liabilities, revenues and expenses in June 30, 2012 and December 31, 2011, arising from the transactions between related parties are as follows:

	Controlling company

	Assets

	Related parties		Programming receivable		Interest on equity		Advance	Total
Companies
	06/30/2012 (unaudited)	12/31/2011	06/30/2012 (unaudited)	12/31/2011	06/30/2012 (unaudited)	12/31/2011	06/30/2012 (unaudited)	06/30/2012 (unaudited)	12/31/2011
Subsidiaries

Net São Paulo Ltda.	16,886	10,092	22,900	20,960	-	40,438	-	39,786	71,490
Net Rio Ltda.	45,939	17,738	11,231	10,182	19,477	19,477	-	76,647	47,397
Net Brasília Ltda.	2,287	87,810	2,990	2,688	5,701	5,701	-	10,978	96,199
Reyc Comércio e Participações Ltda.	35,809	84,252	-	-	-	-	-	35,809	84,252
Other	130	202	113	103	-	480	-	243	785
	101,051	200,094	37,234	33,933	25,178	66,096	-	163,463	300,123
Entities under the common control
Globosat Programadora Ltda	8	41	-	-	-	-	-	8	41
Telmex do Brasil Ltda.	60	-	-	-	-	-	-	60	-
Cablena do Brasil Ltda.	-	-	-	-	-	-	2,448	2,448	-
Other	165	-	-	-	-	-	-	165	-
	233	41	-	-	-	-	2,448	2,681	41

Total Assets	101,284	200,135	37,234	33,933	25,178	66,096	2,448	166,144	300,164

Current assets	24,920	18,502	37,234	33,933	25,178	66,096	2,448	89,780	118,531
Non-current assets	76,364	181,633	-	-	-	-	-	76,364	181,633

(*) The decrease in the related parties balances of the subsidiaries Net Brasília Ltda. and Reyc Comércio e Participações Ltda. occurred due to the increase in its capital as described in note 13.

	Consolidated
	assets
	Accounts receivable		Advance	Total
Companies	06/30/2012 (unaudited)	12/31/2011	06/30/2012 (unaudited)	06/30/2012 (unaudited)	12/31/2011

Entities under the common control
Globosat Programadora Ltda	131	182	-	131	182
Primesys Soluções Empresariais S.A.	174	104	-	174	104
Telmex do Brasil Ltda.	60		-	60	-
Cablena do Brasil Ltda.	-		2,448	2,448	-
Net Brasil S/A	1,303		-	1,303	-

Total assets	1,668	286	2,448	4,116	286

20. Related parties – continued

c)      Subsidiaries, stockholders and entities under the common control – continued

17
	Controlling company
18
	Liabilities
19
	Suppliers		Programming suppliers		Debt		Related parties		Total
Companies
	06/30/2012 (unaudited)	12/31/2011	06/30/2012 (unaudited)	12/31/2011	06/30/2012 (unaudited)	12/31/2011	06/30/2012 (unaudited)	12/31/2011	06/30/2012 (unaudited)	12/31/2011
Subsidiaries

Reyc Comércio e Part. Ltda,
	-	-	-	-	-	-	27,682	30,789	27,682	30,789
Net São Paulo Ltda
	-	-	-	-	-	-	-	20,543	-	20,543
Jacarei Cabo S/A
	-	-	-	-	-	-	604	2,308	604	2,308
Other
	-	-	-	-	-	-	7	-	7	-

	-	-	-	-	-	-	28,293	53,640	28,293	53,640
Stockholders
Emp, Brasil, de Telecom S.A. – Embratel
	69,687	42,991	-	-	-	-	54,326	44,100	124,013	87,091

	69,687	42,991	-	-	-	-	54,326	44,100	124,013	87,091
Entities under the common control

Net Brasil S.A.
	-	-	51,654	46,370	-	-	-	-	51,654	46,370
Editora Globo
	1,306	257	-		-	-	-		1,306	257
Banco Inbursa S.A.
	-	-	-	-	204,331	192,836	-	-	204,331	192,836
Claro S.A.
	462	825	-	-	-	-	-		462	825
Primesys Soluções Empresariais S.A.
	2,291	1,630	-	-	-	-	-	-	2,291	1,630
DLA, Inc (Digital Latin America, LLC).
	-	-	104	-	-	-	-	-	104	-
Other
	36	2	-	-	-	-	-	-	36	2

	4,095	2,714	51,758	46,370	204,331	192,836	-	-	260,184	241,920

Total Liabilities	73,782	45,705	51,758	46,370	204,331	192,836	82,619	97,740	412,490	382,651

Current assets	73,782	45,705	51,758	46,370	3,388	6,519	82,008	74,889	210,936	173,483
Non-current assets	-	-	-	-	200,943	186,317	611	22,851	201,554	209,168

	Consolidated
	liabilities
	Suppliers		Programming suppliers		Debt		Related parties		Total
Companies	06/30/2012 (unaudited)	12/31/2011	06/30/2012 (unaudited)	12/31/2011	06/30/2012 (unaudited)	12/31/2011	06/30/2012 (unaudited)	12/31/2011	06/30/2012 (unaudited)	12/31/2011
Stockholders
Emp. Brasil de Telecom S.A. – Embratel	98,627	60,199	-	-	-	-	92,417	84,490	191,044	144,689
	98,627	60,199	-	-	-	-	92,417	84,490	191,044	144,689
Entities under the common control
Net Brasil S.A.	-	-	109,967	102,146	-	-	-	-	109,967	102,146
Banco Inbursa S.A.	-	-	-	-	408,663	379,010	-	-	408,663	379,010
America Movil. S.A.B de C.V.	-	-	-	-	-	-	688,254	-	688,254	-
Procisa do Brasil Proj.Cons. e Inst.Ltda.	5,832	1,455	-	-	-	-	-	- -	5,832	- 1,455
DLA, Inc (Digital Latin America, LLC).	-	-	2,363	-	-	-	-	-	2,363	-
Primesys Soluções Empresariais S.A.	2,567	1,830	-	-	-	-	-	-	2,567	1,830
Other	2,121	1,508	1,511	-	-	-		-	3,632	1,508
	10,520	4,793	113,841	102,146	408,663	379,010	688,254	-	1,221,278	485,949

Total liabilities	109,147	64,992	113,841	102,146	408,663	379,010	780,671	84,490	1,412,322	630,638

Current liabilities	109,147	64,992	113,841	102,146	6,776	6,519	100,671	84,490	330,435	258,147
Non-current liabilities	-	-	-	-	401,887	372,491	680,000	-	1,081,887	372,491

20. Related parties – continued

c)      Subsidiaries, stockholders and entities under the common control – continued

On May 8, 2012, the Company entered with its indirect parent company, America Movil, SAB CV, into three mutual contracts through their operators, Net São Paulo Ltda. and Net Rio Ltda., totaling R$680,000, maturing in 5 years (2017). The interest rate is equivalent to the CDI plus a "spread" of 1.08% per annum, payable in May and November of each year beginning in 2012. The Company used proceeds from those contracts to settle the Bank Credit Notes issued by Banco Itaú BBA and the totality of public debentures of the 6th. issued by the Company (Note 18).

The continuity schedule of prepaid rights for use and deferred revenues in transactions with Embratel is as follows:

	Controlling company
	Assets		Liabilities
	Prepaid rights for use		Deferred revenues				Total
			Net Fone		Shared services
	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets
Balance at 12/31/2011	120,804	225,802	99,117	185,262	19,581	46,932	118,698	232,194
Additions (unaudited)	-	-	-	-	-	-	-	-
Write-offs (unaudited)	(60,645)	-	(49,760)	-	(10,473)	-	(60,233)	-
Transfers (unaudited)	59,649	(59,649)	48,942	(48,942)	9,902	(9,902)	58,844	(58,844)
Balance at 06/30/2012 (unaudited)	119,808	166,153	98,299	136,320	19,010	37,030	117,309	173,350

	Consolidated
	Assets		Liabilities
	Prepaid use rights		Deferred revenues				Total
			Net Fone		Shared services
	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets
Balance at 12/31/2011	169,844	317,463	174,622	326,396	34,430	81,306	209,052	407,702
Additions(unaudited)	-	-	-	-	-	-	-	-
Write-offs (unaudited)	(85,265)	-	(87,666)	-	(18,672)	-	(106,338)	-
Transfers (unaudited)	83,864	(83,864)	86,227	(86,227)	17,087	(17,087)	103,314	(103,314)
Balance at 06/30/2012 (unaudited)	168,443	233,599	173,183	240,169	32,845	64,219	206,028	304,388

20. Related parties – continued

c)      Subsidiaries, stockholders and entities under the common control – continued

	Controlling Company
	Operating results / finance
	Three-month period ended June 30
	Services revenue and transfer of administrative expenses		Finance		Telecommunications – expenses and amortization		Rental revenues Telecommunications expenses		Programming		Commissions / programming guide		Total
Companies	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)
Subsidiaries
Net São Paulo Ltda.	48,518	34,132	18	1,083	-	-	-	-	-	-	-	-	48,536	35,215
Net Rio Ltda.	22,945	16,394	1,333	70	-	-	-	-	-	-	-	-	24,278	16,464
Net Brasília Ltda.	6,242	4,178	(9)	2,287	-	-	-	-	-	-	-	-	6,233	6,465
Reyc Comércio e Participações Ltda.	-	-	1,538	2,365	-	-	-	-	-	-	-	-	1,538	2,365
Other	316	239	(140)	(116)	-	-	-	-	-	-	-	-	176	123
	78,021	54,943	2,740	5,689	-	-	-	-	-	-	-	-	80,761	60,632
Stockholders
Emp. Brasil, de Telecom. S.A. – Embratel	-	-	(204)	(762)	(117,549)	(80,523)	90,175	77,160	-	-	-	-	(27,578)	(4,125)
	-	-	(204)	(762)	(117,549)	(80,523)	90,175	77,160	-	-	-	-	(27,578)	(4,125)
Entities under the common control
Banco Inbursa S.A.	-	-	(24,506)	6,607	-	-	-	-	-	-	-	-	(24,506)	6,607
Net Brasil S.A.	-	-	-	-	-	-	-	-	(141,601)	(116,769)	(202)	(249)	(141,803)	(117,018)
Primesys Soluções Empresariais S.A.	-	-	-	-	(4,663)	(3,113)	720	-	-	-	-	-	(3,943)	(3,113)
Telmex do Brasil Ltda. (***)	-	-	-	-	-	(8,785)	71	-	-	-	-	-	71	(8,785)
Claro S.A	-	-	-	-	(2,107)	(3,411)	-	-	-	-	-	-	(2,107)	(3,411)
DLA, Inc (Digital Latin America, LLC).	-	-	-	-	-	-		-	(3,724)	-	-	-	(3,724)	-
Other	-	-	-	-	(59)	(125)	29	105	-	-	(794)	(779)	(824)	(799)
	-	-	(24,506)	6,607	(6,829)	(15,434)	820	105	(145,325)	(116,769)	(996)	(1,028)	(176,836)	(126,519)

	78,021	54,943	(21,970)	11,534	(124,378)	(95,957)	90,995	77,265	(145,325)	(116,769)	(996)	(1,028)	(123,653)	(70,012)

20. Related parties – continued

c)         Subsidiaries, stockholders and entities under the common control – continued

	Controlling company
	Operating results / financial
	Six-month period ended June 30
	Services revenue and transfer of administrative expenses		Rental revenues/ Telecommunications		Telecommunications expenses and amortization		Finance		Programming		Commissions / programming guide		Total
Companies	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)
Subsidiaries
Net São Paulo Ltda.	107,319	75,854	(589)	10,119	-	-	-	-	-	-	-	-	106,730	85,973
Net Rio Ltda.	50,896	36,546	2,194	49	-	-	-	-	-	-	-	-	53,090	36,595
Net Brasília Ltda.	13,858	9,605	2,645	4,418	-	-	-	-	-	-	-	-	16,503	14,023
Reyc Comércio e Participações Ltda.	-	-	3,859	3,937	-	-	-	-	-	-	-	-	3,859	3,937
Other	713	537	(259)	(225)	-	-	-	-	-	-	-	-	454	312
	172,786	122,542	7,850	18,298	-	-	-	-	-	-	-	-	180,636	140,840
Stockholders
Emp, Brasil, de Telecom S.A. – Embratel	-	-	(720)	(803)	(221,596)	(157,889)	178,731	152,751	-	-	-	-	(43,585)	(5,941)
	-	-	(720)	(803)	(221,596)	(157,889)	178,731	152,751	-	-	-	-	(43,585)	(5,941)
Entities under common control
Banco Inbursa S.A.	-	-	(23,201)	6,631	-	-	-	-	-	-	-	-	(23,201)	6,631
Net Brasil S.A.	-	-	-	-	-	-	-	-	(282,576)	(230,048)	(466)	(498)	(283,042)	(230,546)
Primesys Soluções Empresariais S.A.	-	-	-	-	(9,031)	(6,110)	724	-	-	-	-	-	(8,307)	(6,110)
Telmex do Brasil Ltda. (***)	-	-	-	-	-	(17,548)	71	-	-	-	-	-	71	(17,548)
Claro S.A.	-	-	-	-	(3,998)	(4,085)	-	-	-	-	-	-	(3,998)	(4,085)
DLA, Inc (Digital Latin America, LLC).	-	-	-	-	-	-	-	-	(3,724)	-	-	-	(3,724)	-
Other	-	-	-	-	(165)	(190)	59	188	-	-	(1,559)	(1,413)	(1,665)	(1,415)
	-	-	(23,201)	6,631	(13,194)	(27,933)	854	188	(286,300)	(230,048)	(2,025)	(1,911)	(323,866)	(253,073)

	172,786	122,542	(16,071)	24,126	(234,790)	(185,822)	179,585	152,939	(286,300)	(230,048)	(2,025)	(1,911)	(186,815)	(118,174)

20. Related parties – continued

c)      Subsidiaries, stockholders and entities under the common control – continued

	Consolidated
	Operating results / financial
	Three-month period ended June 30
	Rental revenues / telecommunications		Finance		Telecommunication expenses		Programming		Commissions / programming guide		Total
Companies	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Stockholders
Emp, Brasil. de Telecom. S.A. – Embratel	175,325	138,759	(3,657)	(4,352)	(180,212)	(98,334)	-	-	-	-	(8,544)	36,073
	175,325	138,759	(3,657)	(4,352)	(180,212)	(98,334)	-	-	-	-	(8,544)	36,073
Entities under the common control
Net Brasil S.A.	-	-	-	-	-	-	(307,944)	(258,140)	(463)	(435)	(308,407)	(258,575)
Editora Globo S.A.	-	-	-	-	-	-	-	-	(1,657)	(1,632)	(1,657)	(1,632)
Banco Inbursa S.A.	-	-	(48,855)	6,607	-	-	-	-	-	-	(48,855)	6,607
America Movel. S.A.B de C.V.	-	-	(8,254)	-	-	-	-	-	-	-	(8,254)	-
Telmex do Brasil Ltda.	33	-	-	-	-	(20,361)	-	-	-	-	33	(20,361)
Claro S.A.	-	-	-	-	(3,300)	(6,030)	-	-	-	-	(3,300)	(6,030)
Primesys Soluções Empresariais S.A.	483	-	-	-	(5,143)	(3,535)	-	-	-	-	(4,660)	(3,535)
DLA, Inc (Digital Latin America, LLC).	-	-	-	-	-	-	(11,366)	-	-	-	(11,366)	-
Other	353	523	-	-	(1,921)	(788)	-	-	(1)	(5)	(1,569)	(270)
	869	523	(57,109)	6,607	(10,364)	(30,714)	(319,310)	(258,140)	(2,121)	(2,072)	(388,035)	(283,796)
	176,194	139,282	(60,766)	2,255	(190,576)	(129,048)	(319,310)	(258,140)	(2,121)	(2,072)	(396,579)	(247,723)

	Consolidated
	Operating results / financial
	Six-month period ended June 30
	Rental revenues / telecommunications		Finance		Telecommunication expenses		Programming		Commissions / programming guide		Total
Companies	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Stockholders
Emp, Brasil. de Telecom. S.A. – Embratel	336,824	272,618	(7,811)	(7,402)	(337,986)	(192,456)	-	-	-	-	(8,973)	72,760
	336,824	272,618	(7,811)	(7,402)	(337,986)	(192,456)	-	-	-	-	(8,973)	72,760
Entities under the common control
Net Brasil S.A.	-	-	-	-	-	-	(616,376)	(511,038)	(926)	(870)	(617,302)	(511,908)
Editora Globo S.A.	-	-	-	-	-	-	-	-	(3,243)	(2,924)	(3,243)	(2,924)
Banco Inbursa S.A.	-	-	(46,435)	6,631	-	-	-	-	-	-	(46,435)	6,631
America Movel. S.A.B de C.V.	-	-	(8,254)	-	-	-	-	-	-	-	(8,254)	-
Telmex do Brasil Ltda.	71	-	-	-	-	(38,334)	-	-	-	-	71	(38,334)
Claro S.A.	-	-	-	-	(6,591)	(6,962)	-	-	-	-	(6,591)	(6,962)
Primesys Soluções Empresariais S.A.	741	-	-	-	(10,014)	(6,937)	-	-	-	-	(9,273)	(6,937)
DLA, Inc (Digital Latin America, LLC).	-	-	-	-	-	-	(11,366)	-	-	-	(11,366)	-
Other	719	1,000	-	-	(6,109)	(854)	-	-	(1)	(5)	(5,391)	141
	1,531	1,000	(54,689)	6,631	(22,714)	(53,087)	(627,742)	(511,038)	(4,170)	(3,799)	(707,784)	(560,293)
	338,355	273,618	(62,500)	(771)	(360,700)	(245,543)	(627,742)	(511,038)	(4,170)	(3,799)	(716,757)	(487,533)

The nature of transactions involving related parties has not changed in relation to disclosures made in the note 20 of the financial statements for the year ended December 31, 2011.

21. Commitments and provisions

I)      Commitments

The Company has several firm agreements with suppliers as follows:

	Rental of poles	Rental of ducts	Rental of offices	Equipment	Total
2012 (6 months)	62,851	4,587	16,687	55,101	139,226
2013 to 2017	740,567	53,480	189,625	-	983,672
2018 to 2021	710,259	51,292	181,864	-	943,415
Total	1,513,677	109,359	388,176	55,101	2,066,313

II)   Provisions

The Company and its subsidiaries are involved in legal and administrative proceedings before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These cases involve tax delinquency notices, compensation claims, requirements for contract review and other actions for which the amounts claimed can be substantially different from the final expected settlement value. In addition, it is not possible to predict when these cases will be settled, as they are dependent on factors outside the Company management’s control. The Company does not expect any reimbursement in connection with the outcome of these legal and administrative proceedings and, based in its legal advisors, pending judicial analysis an prior experience in the claim amounts, constituted provision considered enough to cover probable losses in the proceedings in course, as follows:

	Controlling company
	Labor / Social security	Civil	Tax	Total
Balances at December 31, 2011	25,830	33,834	367,462	427,126
Additions (unaudited)	14,123	8,078	1,878	24,079
Inflation adjustments (unaudited)	494	9,064	9,582	19,140
Amounts used (unaudited)	(5,122)	(5,435)	(1,008)	(11,565)
Unused amounts reversed (unaudited)	(934)	(5,872)	(1,709)	(8,515)
Balances at June 30, 2012 (unaudited)	34,391	39,669	376,205	450,265

	Consolidated
	Labor / Social security	Civil	Tax	Total
Balances at December 31, 2011	42,295	53,534	455,449	551,278
Additions (unaudited)	24,480	14,723	3,678	42,881
Inflation adjustments (unaudited)	497	9,380	11,865	21,742
Amounts used (unaudited)	(8,140)	(12,600)	(1,008)	(21,748)
Unused amounts reversed (unaudited)	(2,029)	(10,177)	(5,422)	(17,628)
Balances at June 30, 2012 (unaudited)	57,103	54,860	464,562	576,525

On April 13, 2012 the Company received a tax assessment issued by the Brazilian Internal Revenue Service questioning part of the expenses considered as deductible in its calculation of income tax and social contribution bases in the period between 2007 and 2008 related to its former subsidiary Net Belo Horizonte Ltda. in the amount of R$35,292(income tax) and R$11,143(social contribution).

21. Commitments and provisions – continued

II)   Provisions – continued

Management based on similar tax assessment defense issued by its lawyers believes that these expenses are in accordance with tax legislation, so there is therefore no reason for disallowance by tax authorities.

The nature of the estimated liability for tax, labor and civil claims has not changed significantly in relation to disclosures made in note 21 of the financial statements for the year ended December 31, 2011.

22. Equity

Share capital

On June 30, 2012, the Company’s share capital is represented by 114,459,685 ordinary shares and 228,503,916 preferred shares with no par value.

Share capital may be raised to a maximum of R$6,500,000 without need for a statutory amendment as per article 168 of the Brazilian Corporate Law, as agreed by the Board of Directors, who will determine conditions for the issue as per article 170, paragraph 1 of the Brazilian Corporate Law.

The Extraordinary Shareholders’ Meeting held on April 5, 2012 decided for the cancellation of the Company’s registration as a publicly-held company and the discontinuation of the Level 2 Special Corporate Governance Practices, both subject to the result of the unified public tender offer for the acquisition of all common and preferred shares issued by the Company, included those traded at Nasdaq and Latibex (Unified PTO) of which the maximum price to be offered will be R$26.04 adjusted by the CDI( Interbank Certificate of Deposit) as from March 5, 2012 until the date of delivery of the valuation report of the Company’s shares, that will be prepared by Banco BTG Pactual S.A.. In the event of the price of the shares, calculated pursuant the valuation report, exceeds the maximum price, Embrapar reserves the right to cancel the public offer for cancellation of registration and /or the purchase offer for delisting from level II of BM&FBOVESPA, and to proceed only with the purchase offer through sale of control.

Several steps involved in the Unified PTO have been properly fulfilled, observing the applicable law and disclosed to the market. On July 5, 2012, Embrapar announced its decision to proceed only with the public offer for sale of control of the Company and discontinuity of differentiated practices of corporate governance of Level 2 of BM&FBovespa, as described in Note 28 - Subsequent Events.

22. Equity – continued

Share capital – continued

The additional information relating to this note has not been significantly changed in relation to the disclosures made in note 22 of the financial statements for the year ended December 31, 2011.

23. Guarantees

The Company and some of its subsidiaries have signed surety letters with financial institutions and insurance contracts mainly for the purpose of guaranteeing payment of tax suits lodged against the Company by the Brazilian Federal Tax Authority, the Finance Departments of São Paulo and Rio de Janeiro States, and the Belo Horizonte Federal Tax Office, as follows:

	Controlling company		Consolidated
	06/30/2012 (unaudited)	12/31/2011	06/30/2012 (unaudited)	12/31/2011
Net Rio Ltda.	-	-	262,301	238,290
Net Serviços de Comunicação S.A.	71,378	47,879	71,378	47,879
Reyc Comércio e Participações Ltda.	-	-	12,488	11,932
Net Brasília Ltda.	-	-	6,556	6,263
Net São Paulo Ltda.	-	-	4,072	3,912
	71,378	47,879	356,795	308,276

24. Earnings per share

     (in thousands, except for earnings per share):

	Controlling Company and Consolidated
	Three-month period ended June 30,		Six month period ended June 30,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
Numerator
Net income for the period	R$ 29,567	R$ 124,928	R$ 144,165	R$ 231,439

Denominator
Weighted average number of common shares	114,459,685	114,459,685	114,459,685	114,459,685
Weighted average number of preferred shares	228,503,916	228,503,916	228,503,916	228,503,916
10% - Preferred shares	1.10	1.10	1.10	1.10
Weighted average number of adjusted preferred shares	251,354,308	251,354,308	251,354,308	251,354,308

Denominator for basic and diluted earnings per share	365,813,993	365,813,993	365,813,993	365,813,993

Basic and diluted earnings per common share	R$ 0.08	R$ 0.34	R$ 0.39	R$ 0.63
10% - Preferred shares	1.10	1.10	1.10	1.10
Basic and diluted earnings per preferred share	R$ 0.09	R$ 0.38	R$ 0.43	R$ 0.70

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 24 of the financial statements for the year ended December 31, 2011.

25. Financial instruments

a)      General considerations

The Company is exposed to market risks arising from its operations, and uses derivatives to minimize its exposure to such risks. The Company's revenues are generated in Brazilian reais, while the Company debts, interest charges and accounts payable to equipment suppliers are denominated in foreign currency. Therefore, the Company’s earnings are sensitive to exchange rate variations, in particular the US dollar. Market values of the Company's key financial assets and liabilities were determined using available market information and appropriate valuation methodologies. The use of different market methodologies may affect estimated realization values. Capital is managed using operational strategies aiming for protection, security and liquidity. The control policy involves constantly monitoring rates contracted against current market rates. The Company and its subsidiaries do not make speculative investments in derivatives or other risk assets.

The Company has a formal risk management policy. The Financial Committee that supports the Company's Board of Directors consists of members of the Stockholders and management, examines issues relating to investments, debt and risk management, and refers matters for management approval, Pursuant to internal policy; the Company's financial earnings must derive from cash generated through operations rather than gains on financial markets. Results obtained by the application of internal controls to manage risks were satisfactory for the proposed objectives.

b)      Fair value

Fair values of the main financial liabilities were calculated considering the estimated costs to settle the liabilities on June 30, 2012, which includes penalties  for early settlement.

25. Financial instruments – continued

b)      Fair value – continued

Fair values and carrying amounts of debt are shown below:

	Controlling company
	06/30/2012 (unaudited)		12/31/2011
	Carrying amount	Fair value	Carrying amount	Fair Value
Debentures - 6th issue	-	-	584,258	586,949
Global Notes 2020	728,541	825,365	675,622	769,371
Banco Inbursa S.A.	204,331	207,588	192,836	196,152
Finame	150,432	150,432	172,174	172,174
	1,083,304	1,183,385	1,624,890	1,724,646

	Consolidated
	06/30/2012 (unaudited)		12/31/2011
	Carrying amount	Fair value	Carrying amount	Fair Value
Debentures – 6th issue	-	-	584,258	586,949
Global Notes 2020	728,541	825,365	675,622	769,371
Banco Inbursa S.A.	408,663	415,176	379,010	385,643
America Móvil S.A.B de C.V	688,254	688,254	-	-
Banco Itaú BBA	-	-	122,292	122,953
Finame	359,250	359,250	408,200	408,200
	2,184,708	2,288,045	2,169,382	2,273,116

Other financial assets and liabilities have fair values approximated to their carrying amounts.

c) Risks impacting on the Company’s business

Foreign exchange rate risk

The Company's results are subject to foreign exchange fluctuations, depending on the effects of exchange rate volatility on liabilities pegged to foreign currencies, particularly the US dollar. The Company's revenues are generated in Brazilian reais, whereas it pays certain equipment and programming content suppliers in foreign currencies.

The Company’s foreign currency exposure on June 30, 2012 (unaudited) is shown below:

	Controlling company	Consolidated
Debt in US dollars:
Current:
Interest on loans and financing	28,375	31,763
Suppliers of equipment and others	6,001	75,071
Programming suppliers	5,940	5,940
	40,316	112,774
Non-current:
Loans payable, net of costs of debts	904,497	1,105,441

Exposure liability	944,813	1,218,215

25. Financial instruments – continued

         c) Risks impacting on the Company’s business – continued

         Foreign exchange rate risk – continued

The Company acquired non-speculative derivative financial instruments to hedge against its foreign currency exposure. The purpose of these transactions is to minimize the effects of changes in US dollar exchange rate when settling short term transactions. Counterparties to the contracts are the following banks: Goldman Sachs, HSBC, Santander, JP Morgan, Morgan Stanley and Standard.

The Company only enters into foreign exchange derivatives in order to hedge a portion of its accounts payable to imported equipment suppliers and future obligations for purchases not yet made, which are or will be linked to the US dollar, and payments of interest charges on debt. For the six-month period ended June 30, 2012, the Company held a derivative instrument (foreign exchange) position of R$180,562(unaudited), (R$207,463 December 31, 2011), relating to interest charges on loans in foreign currency and commitments to foreign suppliers. Part of total debt in dollars refers to a loan from Banco Inbursa S.A. due between 2017 and 2019 and Global Notes 2020 due to 2020.

Derivatives financial instruments are as follows:

	Notional amount		Fair value		Accumulated effect (current year)
Description	06/30/2012 (unaudited)	12/31/2011	06/30/2012 (unaudited)	12/31/2011	Amount payable
“Swaps” contracts
Asset position
Foreign currency	180,562	207,463	169,641	202,382
Liability position
Ratios (Dollar vs, CDI)	121,208	154,941	116,651	164,767	(5,179)
Rates (PRE) (NDF)	59,354	52,522	58,873	50,142	(704)
	-	-	(5,883)	(12,527)	(5,883)

The net liability payable of R$5,883 is recognized in the unrealized losses on derivatives account in the balance sheet. During the three and six -month periods ended June 30, 2012 (unaudited), the Company recognized a profit on derivatives of R$9,888 and R$776, respectively (R$23,407 and R$42,819 of loss during the three and six -month periods ended June 30, 2011 - unaudited), which was recorded finance income.

25. Financial instruments – continued

c) Risks impacting the Company’s business – continued

Foreign exchange rate risk – continued

The following table shows the sensitivity analysis of the Company’s management and the effect of cash operations with derivative financial instruments outstanding as of June 30, 2012 (unaudited):

Scenario - currency appreciation (R$/US$) and increase of interbank rate (CDI)

Operations	Contracts			Probable scenario		Possible adverse scenario (a)			Remote adverse scenario (b)
	Quantity	Amount US$ (thousands)	Maturity	Dollar rate R$	CDI	Dollar rate R$	CDI	Loss	Dollar rate R$	CDI	Loss

Dollar x CDI	12	58,400	De 26/07/2012 a 25/07/2013	2,0213	8,38%	1,5160	10,48%	34,309	1,0107	12,57%	63,442
NDF	13	29,000	De 02/07/2012 a 03/09/2012	2,0213	8,38%	1,5160	10,48%	9,599	1,0107	12,57%	18,680

(a)      The possible adverse scenario is represented by a 25% appreciation of the real against the dollar and an increase of 25% in CDI rate over the rates of the probable scenario.

(b)     The remote adverse scenario is represented by a 50% appreciation of the real against the dollar and an increase of 50% in CDI rate % over the rates of the probable scenario.

Scenario - depreciation of Brazilian currency (R$/US$) and decrease of CDI

Operations	Contracts			Probable scenario		Possible adverse scenario (c)			Remote adverse scenario (d)
	Quantity	Amount US$ (thousands)	Maturity	Dollar rate R$	CDI	Dollar rate R$	CDI	Gain	Dollar rate R$	CDI	Gain

Dollar x CDI	12	58,400	De 26/07/2012 a 25/07/2013	2,0213	8,38%	2,5266	6,29%	25,845	3,0320	4,19%	56,930
NDF	13	29,000	De 02/07/2012 a 03/09/2012	2,0213	8,38%	2,5266	6,29%	8,677	3,0320	4,19%	17,874

(c)      The possible adverse scenario is represented by a 25% depreciation of the real in relation to the dollar and reduction in CDI by 25% over the rates of the probable scenario.

(d)     The remote adverse scenario is represented by a 50% depreciation of the real in relation to the dollar and reduction of CDI by 50% over the rates of the probable scenario.

25. Financial instruments – continued

c)      Risks impacting the Company’s business – continued

Foreign exchange rate risk – continued

On June 30, 2012 and 2011, the Company holds no leveraged derivatives and no limits for determining the results of the US dollar appreciating or depreciating against the Brazilian real.

Interest rate risk

The Company and its subsidiaries’ results are subject to fluctuations due to the variation in interest rates on liabilities and assets pegged to floating interest rates, especially CDI and TJLP.

The Company's exposure to floating interest rates as of June 30, 2012 is as follows:

	Controlling company	Consolidated
Finame	150,432	359,250
America Movil S.A.B de C.V.	-	688,254
Liability exposure	150,432	1,047,504

(-) Financial investments denominated in reais	19,078	177,641
Net exposure	131,354	869,863

Credit risk

Financial instruments, which subject the Company to credit risks, are mainly represented by cash and cash equivalents and trade accounts receivable. The Company maintains cash and cash equivalents with a number of financial institutions and does not limit its exposure to one institution in particular, according to a formal policy. The Company also holds units in conservative-profile fixed-income investment funds. The funds' assets comprise government bonds and first-tier private securities with low risk ratings as per the guidelines set by the Company, Centralized fund's portfolio is managed by Itaú Unibanco Asset Management - Banco de Investimento S.A.

Custody and control of the funds are under the responsibility of Banco Itaú and Risk Office Consultoria Financeira Ltda, performs risk management. Management believes the risk of not receiving amounts due from its counterparties is insignificant.

The credit risk is concentrated in the subscriber’s accounts receivable and it is reduced by the large number of subscribers that comprise the Company’s subscribers’ base.

25.  Financial instruments – continued

c)      Risks impacting the Company’s business – continued

   Debt acceleration risk

The Company’s debts contain covenants normally applicable to these types of transactions, in relation to its complying with economic and financial ratios, cash flow requirements and others. The Company has complied with these covenants and they do not restrict its ability to conduct its business in the normal course of operations.

   Liquidity risk

Liquidity risk is the risk of a shortfall of funds used for payment of debts. The table below shows payments required for financial liabilities as of June 30, 2012 (unaudited).

Controladora
Maturity	Finame	Global Notes 2020	Banco Inbursa S.A.	Total
2012	29,771	30,314	9,358	69.443
2013	49,599	60,628	18,717	128.944
2014	29,712	60,628	18,717	109.057
2015	25,020	60,628	18,717	104.365
2016-2020	32,895	980,285	258,282	1.271.462
Total	166,997	1,192,483	323,791	1.683.271

Consolidado
Maturity	Finame	Global Notes 2020	Banco Inbursa S,A,	America Movil. S.A.B de C.V.	Total

2012	66,537	30,314	18,717	29,495	145,063
2013	112,412	60,628	37,434	62,506	272,980
2014	75,337	60,628	37,434	60,076	233,475
2015	62,161	60,628	37,434	64,742	224,965
2016-2020	83,159	980,285	516,563	784,695	2,364,702
Total	399,606	1,192,483	647,582	1,001,514	3,241,185

The amounts presented below include principal and interest payments calculated using the dollar exchange rate at June 30, 2012 (R$2.0213/US$ 1) for the debt denominated in US dollars (Global Notes 2020 and Banco Inbursa). The Finame loan was estimated based on the long-term interest rate (TJLP) of 6.0% + 3.15% per year for the entire period and fixed rate between 4.5% and 5.5% and 8.7% per year.

Interest payments for US Dollar denominated debt (Global Notes 2020 and Banco Inbursa S.A.) include withholding taxes, is in accordance with the prevailing tax legislation.

26. Measurement and fair value hierarchy

Fair value is an existing price representing the value that would be received from the sale of an asset, or that would be paid to transfer a liability in a normal transaction between market participants.

Therefore fair value is a market-based measurement and should be determined using the assumptions market participants would make when pricing an asset or liability. As a basis for consideration thereof, a three-level fair value hierarchy is determined by prioritizing the inputs used in measuring fair value as follows:

• Level 1. Observable inputs such as those with prices quoted in active markets;

• Level 2. Inputs other than those with prices quoted in active markets, which are observable either directly or indirectly; and

• Level 3. Unobservable inputs, for which there are few or no market data, which requires the reporting entity to develop its own assumptions.

		Measurement of fair value
	Derivative instruments – currency swap contracts	Quoted prices in active markets for identical assets (Level 1)	Other significant observable sources (Level 2)	Significant unobservable inputs (Level 3)
Balances at June 30, 2012 (unaudited)	(5,883)	-	(5,883)	-
Balances at December 31, 2011	(12,527)	-	(12,527)	-

Currency swap derivative instruments are tools for managing risks arising from the effects of a major devaluation of the Brazilian real against the US dollar, which are inputs, other prices quoted in active markets, which are directly or indirectly observable.

During the six-month period ended June 30, 2012 , there were no transfers between levels 1 and 2 in relation to the measurement of the fair value or transfers to level 3.

27. Insurance

For the six months period ended June 30, 2012, the insurance contracts has not changed significantly in relation to disclosures made in the note 27 of the financial statements for the year ended December 31, 2011.

28. Subsequent events

On July 5, 2012, Embrapar informed its decision to give up the public offer of shares of the Company for cancellation of registration as a public company and further will promote, together with its subsidiaries Embratel and GB, only the public offer for sale of control of the Company at a price of R$26.64 per share, regardless of the class or type, adjusted by variation of the CDI from June 8, 2012 until the date of auction, as well as the discontinuing by the Company, of the corporate governance practices of Level 2 of BM&FBOVESPA.

FINANCIAL PERFORMANCE AND LIQUIDITY – CONSOLIDATED 2Q12

Results

Net Revenue increased 18.3% totalling R$1,927.273 thousand in 2Q12 compared to R$1,628,940 thousand in 2Q11.The increase is mainly driven by the expansion of subscriber base.

EBITDA(earnings before interest, tax, depreciation and amortization) totalled R$515,863 thousandcompared to R$465,546 thousand in 2Q11, an increase of 10.8%.

The Company closed 2Q12 with Net Incomeof R$29,567 thousand, an increase of76.3% comparing toR$124,928 thousand in 2Q11, substantially due to the exchange rate recorded during the period, which did not affected significantly the Company’s cash flow.

Gross Debt, which includes principal and interest, ended the quarter at R$1,496.5 million, a decrease of 31.0% in relation to December 31, 2011, when presented R$2,169.3 million, due the settlement of the Bank Credit Notes issued by Itaú BBA totaling R$121,196, and the public debentures of the 6th issue totaling R$611,792 million both amounts including interests and award paid to bondholders for early settlement. The resources used for these payments were obtained through mutual contracts with América Móvil, S.A.B. de C.V., the Company's indirect controlling shareholder, in the amount of R$680 thousand, maturing in 5 years, at interest rate equivalent to the CDI plus a "spread" of 1.08% per annum, payable semiannually.

The Company’s annual and quarterly financial statements include additional BM&FBOVESPA requirements on the adoption of differentiated practices of corporate governance "Level 2".

Net Serviços de Comunicação S.A. CNPJ/MF nº 00.108.786/0001-65 NIN NIRE nº 35.300.177.240 Public Held Corporation Verbo Divino Street nº 1.356 - 1º floor -São Paulo-SP

Fiscal Council Report

Considering the material submitted, previous analyzes and additional information provided by the auditors, the members recommended the Company's financial statements for the period ended June 30, 2012, prepared by management in accordance with International Financial Reporting Standards (IFRS) and accounting practices adopted in Brazil, to the Board for approval, which will be formalized in a specific document.

São Paulo, July 19, 2012.

Martin Roberto Glogowsky

Eraldo Soares Peçanha

João Adamo Júnior

Declaration

Hereby, the Chief Executive Officer and other Statutory Officers of Net Serviços de Comunicação S.A.  a public held corporation incorporated under the Brazilian Law, located at Verbo Divino Street, 1356 in São Paulo, São Paulo state, inscribed in the CNPJ under nº 00108786/0001-65, declare, under paragraph 29 of the CVM instruction nº 480, issued in December 7,2009, that:

Reviewed, discussed and agreed with the opinion expressed in the independent auditors' report relating to the individual and consolidated financial statements for the period ended June 30, 2012, contained in that report.

_____________________________________

José Antônio G. Félix.

Chief Executive Officer and Investors Relations

____________________________________

Roberto Catalão Cardoso

Chief Financial Officer

__________________________________

Rodrigo Marques de Oliveira

Director

____________________________________

Daniel Feldmann Barros

Director of Operations

Declaration

Hereby, the Chief Executive Officer and other Statutory Officers of Net Serviços de Comunicação S.A.  a public held corporation incorporated under the Brazilian Law, located at Verbo Divino Street, 1356 in São Paulo, São Paulo state, inscribed in the CNPJ under nº 00108786/0001-65, declare, under paragraph 29 of the CVM instruction nº 480, issued in December 7,2009, that:

Reviewed, discussed and agreed with the individual and consolidated financial statements for the period ended June 30, 2012.

_____________________________________

José Antônio G. Félix.

Chief Executive Officer and Investors Relations

____________________________________

Roberto Catalão Cardoso

Chief Financial Officer

____________________________________

Rodrigo Marques de Oliveira

Director

____________________________________

Daniel Feldmann Barros

Director of Operations

Capital budget proposal

Not applicable to Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 26, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.